SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.)

Palantir Technologies Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

69608A 108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS SOMPO Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 107,526,881 shares
	6.	SHARED VOTING POWER 0 shares
	7.	SOLE DISPOSITIVE POWER 107,526,881 shares
	8.	SHARED DISPOSITIVE POWER 0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,526,881 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12.	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

Item 1.
(a)	Name of Issuer:

Palantir Technologies Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1555 Blake Street, Suite 250, Denver, Colorado 80202

Item 2.
(a)	Name of Person Filing:

SOMPO Holdings, Inc. (“Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

26-1 Nishi-Shinjuku 1-chome, Shinjuku-ku, 160-8338, Toyko, Japan

(c)	Citizenship:

A company organized under the laws of Japan

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

69608A 108

Item 3.
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
Ownership.

(a)	Amount beneficially owned:

The Reporting Person is the beneficial owners of 107,526,881 shares of Class A Common Stock.

(b)	Percent of class:

The Reporting Person may be deemed to own beneficially 7.3% of the Issuer’s Class A Common Stock, which percentage is calculated based on 1,471,832,735 shares of Class A Common Stock Outstanding as of November 6, 2020, as set forth in the Issuer’s Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Act of 1934 for the quarterly period ended September 30, 2020.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

107,526,881 shares

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

107,526,881 shares

(iv)	Shared power to dispose or to direct the disposition of

0 shares

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.
Identification and Classification of Members of the Group.

Not Applicable.

Item 9.
Notice of Dissolution of Group.

Not Applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14 a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2021

SOMPO Holdings, Inc.

By:	/s/ Jason Minio
Name:	Jason Minio
Title:	Attorney-in-Fact

Exhibit A

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Jaime Chase and Jason Minio, signing individually, the undersigned's true and lawful attorneys-in fact and agents to:

(1)                         Prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the Securities and Exchange Commission (the "SEC”), Forms 3, 4 and 5 and Schedules 13D and 13G (including amendments thereto and joint filing agreements in connection therewith) in accordance with Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder, in the undersigned's capacity as a director or beneficial owner of more than 10% of a registered class of securities of Palantir Technologies Inc. (the "Company");

(2)                           Do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Forms 3, 4 or 5 or Schedules 13D and 13G (including amendments thereto and joint filing agreements in connection therewith) and file such forms with the SEC and any stock exchange, self-regulatory association or any similar authority; and

(3)                          Take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming (nor is the Company assuming) any of the undersigned's responsibilities to comply with Sections 13 and 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13D and 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, or (b) revocation by the undersigned in a signed writing delivered to the Company and the foregoing attorneys-in fact

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date written below.

Date: September 10th, 2020

SOMPO Holdings, Inc.

/s/ Shinji Tsuji

Shinji Tsuji, COO, CBO, Director, Deputy President and
Representative Executive Officer